UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

BOXLIGHT CORPORATION
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

103197109
(CUSIP Number)

K Laser Technology Inc. 1 Li Hsin 6th Rd., Science-Based Industrial Park Hsinchu, Taiwan R.O.C. 300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	103197109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
K Laser Technology Inc. K Laser International Co., Ltd.[1] Everest Display Inc. Guang Feng International Ltd. AMAGIC Holographics, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [X] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
SC, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
K Laser Technology Inc. - Taiwan
K Laser International Co., Ltd. – British Virgin Islands[1]
Everest Display Inc. – Taiwan
Guang Feng International, Ltd. – American Samoa
AMAGIC Holographics, Inc. - California

1 On January 3, 2020, all 322,157 shares held by K Laser International Co., Ltd. were sold to AMAGIC Holographics, Inc., a California based U.S. indirect subsidiary of K Laser Technology, Inc. (See Item 5(c) below).

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
K Laser Technology Inc. et al. – 4,181,422[2] K Laser International Co., Ltd. – 0[3] Everest Display Inc. – 707,979[4] Guang Feng International Ltd. – 1,760,729[5] AMAGIC Holographics, Inc. – 1,712,714[6]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
K Laser Technology Inc. et al. – 4,181,422 K Laser International Co., Ltd. –0 Everest Display Inc. – 707,979 Guang Feng International Ltd. – 1,760,729 AMAGIC Holographics, Inc. – 1,712,714
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
K Laser Technology Inc. – 4,181,422 K Laser International Co., Ltd – 0[7] Everest Display Inc. – 707,979[8] Guang Feng International Ltd. – 1,760,729 AMAGIC Holographics, Inc. – 1,712,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.2%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

2 Represents the aggregate of all shares held by K Laser Technology Inc. (“K Laser Technology”) and its subsidiaries and affiliates. K Laser Technology’s ownership structure is as follows: K Laser Technology Inc. owns 100% of K Laser International Co., Ltd. K Laser International Co., Ltd. owns 80% of AMAGIC Holographics, Inc. K Laser Technology Inc. owns 80.41% of Everest Display Inc. Everest Display, Inc. owns 100% of Guang Feng International Ltd. K Laser Technology, Inc. is therefore the beneficial owner of all common stock being reported on this Schedule 13D.

3 178,572 shares were acquired on 6/28/2017, 83,585 shares were acquired 11/28/2017 and 60,000 shares were acquired on 1/08/2018. On January 3, 2020, all 322,157 shares held by K Laser International Co., Ltd. were sold to AMAGIC Holographics, Inc., a California based U.S. subsidiary of K Laser International Co., Ltd. (See Item 5(c) below).

4 565,122 shares were acquired on 6/28/2017 and 142,857 shares were acquired on 11/28/2017.

5 1,903,586 shares acquired by Guang Feng International Ltd. (“Guang Feng”) on 11/30/2017. These shares had initially been registered in error to Everest Display Inc., which was corrected on 2/6/2019. On February 18, 2020, Guang Feng sold 142,857 shares to AMAGIC Holographics, Inc. (See Item 5(c) below).

6 On Jan. 3, 2020, AMAGIC Holographics, Inc. (AMAGIC) acquired 322,157 shares from K Laser International Co., Ltd. During the period Feb. 11-12, 2020, AMAGIC disposed of 83,585 of such shares. On Feb. 18, 2020 acquired 142,857 shares from Guang Feng International Ltd. On Mar. 3, 2020, AMAGIC disposed of 2,048 of such shares. On Mar. 13, 2020, AMAGIC received 1,333,333 shares in consideration for the cancellation of $2,000,000 in accounts payable due to Everest Display Inc.

7 K Laser International Co., Ltd. disclaims beneficial ownership of those shares owned by its subsidiary AMAGIC Holographics, Inc.

8 Everest Display, Inc. disclaims beneficial ownership of those shares owned by its subsidiary Guang Feng International Ltd.

This statement is being filed jointly by: (i) K Laser Technology, Inc., a Taiwan corporation (“K Laser Technology”); (ii) K Laser International Co., Ltd., a British Virgin Islands limited corporation (“K Laser International”); (iii) Everest Display Inc., a Taiwan corporation (“Everest”); and (iv) Guang Feng International Ltd., an American Samoa corporation (“Guang Feng”) (v) AMAGIC Holographics, Inc., a California corporation (“AMAGIC” and, together with K Laser Technology, K Laser International, Everest Guang Feng the “Reporting Persons”). The Reporting Persons are making this joint filing because they comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and thus are eligible to make a joint filing under Rule 13d-1(k) under the Exchange Act.

Item 1.	Security and Issuer

This Schedule 13D relates to the acquisition of the common stock, $0.0001 par value (the “Common Stock”), of Boxlight Corporation, a Nevada corporation (“Boxlight”). Boxlight’s principal officers are located at 1045 Progress Circle, Lawrenceville, Georgia 30043.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of K Laser Technology Inc., a Taiwan corporation, K Laser International Co., Ltd., a British Virgin Islands limited company, Everest Display Inc., a Taiwan corporation, Guang Feng International Ltd., an American Samoa corporation and AMAGIC Holographics, Inc., a California corporation.

(b)	The business address of K Laser Technology, K Laser International, Everest and Guang Feng is 1 Li - Hsin 6th Rd., Science-Based Industrial Park, Hsinchu, Taiwan R.O.C. 300. The business address of AMAGIC is 3123 W. MacArthur Blvd., Santa Ana, CA 92704.

(c)	The principal business of K Laser Technology is to manufacture and warehouse holographic and metalized print substrates.

The principal business of K Laser International is as an investment holding company.

The principal business of Everest is to manufacture LCD projectors.

The principal business of Guang Feng is to be an importer and exporter of various goods.

The principal business of AMAGIC is to be an importer of various goods.

(d)	During the last five years, K Laser Technology, K Laser International, Everest, Guang Feng and AMAGIC have not been convicted in a criminal proceeding.

(e)	During the last five years, K Laser Technology, K Laser International, Everest, Guang Feng and AMAGIC have not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which they were, and are presently not, subject to a judgment, decree or final order enjoining future violations at, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	K Laser Technology and Everest are corporations registered in Taiwan. K Laser International is a corporation registered in the British Virgin Islands and Guang Feng is a corporation registered in American Samoa. AMAGIC is a corporation registered in the state of California.

Item 3.	Source and Amount of Funds or Other Considerations

The common stock acquired by the Reporting Persons were acquired as follows:

(i)	178,572 shares were issued to K Laser International as a result of the conversion of $1,000,000 of convertible notes held by the Issuer.

(ii)	1,903,586 shares were issued to Guang Feng following the conversion of an equivalent number of shares of the Issuer’s Series C preferred stock. These shares were initially registered by BOXL’s transfer agent to Everest Display, Inc. Such incorrect registration has since been corrected.

(iii)	565,122 shares were issued to Everest from the conversion of $3,560,270.10 of Account Payables to Everest by the Issuer.

(iv)	83,585 shares were purchased by K Laser International in the Issuer’s initial public offering.

(v)	142,857 shares were purchased by Everest but were inadvertently registered to Guang Feng in the Issuer’s IPO. The $1 million purchase amount was paid by Everest but there was a mistake by the issuer’s transfer agent and the certificate was mistakenly put in the name of Guang Feng instead of Everest.

(vi)	60,000 shares were purchased by K Laser International pursuant to a private placement of the Issuer’s common stock.

(vii)	1,333,333 shares were issued to AMAGIC in consideration for the cancellation of $2,000,000 of Accounts Payables due to Everest Display Inc. by the Issuer.

Item 4.	Purpose of Transaction

The information contained in Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 3 is incorporated herein by reference.

(a)	K Laser Technology owns 100% of K Laser International. K Laser International owns 80% of AMAGIC. K Laser Technology owns 80.41% of Everest. Everest owns 100% of Guang Feng. Therefore, K Laser Technology can be considered the beneficial owner of an aggregate 4,181,422 shares of Boxlight common stock, or approximately 30.2% of Boxlight’s outstanding shares of common stock.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 13,871,187 Shares of Boxlight common stock outstanding as of March 25, 2020. Everest holds 707,979 shares, or 5.1% of outstanding Boxlight common stock. Guang Feng owns 1,760,729 shares, or 12.7% of outstanding Boxlight common stock. AMAGIC owns 1,712,714 shares, or 12.4% of outstanding Boxlight common stock. As K Laser Technology is, directly or indirectly, the majority shareholder of each Reporting Person, K Laser Technology is therefore deemed the beneficial owner of all common stock reported on this Schedule 13D.

(b)	K Laser International, Everest, Guang Feng and AMAGIC each have sole power to vote and dispose of their respective shares of stock, as described in Item 5(a). K Laser Technology. owns 100% of K Laser International. K Laser International owns 80% of AMAGIC. K Laser Technology owns 80.41% of Everest. Everest owns 100% of Guang Feng.

(c)	No transactions in the class of securities reported have been affected during the past sixty days by any Reporting Person, aside from the following (each of which has been reported in Schedule 13D above):

(i) on January 3, 2020, K Laser International Co., Ltd. sold all of its 322,157 shares of BOXL Common Stock to AMAGIC Holographics, Inc. (“AMAGIC”), a California subsidiary of K Laser International Inc. During the period of February 11-12, 2020, AMAGIC disposed of 83,585 of such shares of Common Stock.

(ii) on February 18, 2020, Guang Feng International, Ltd. sold 142,857 shares of BOXL Common Stock to AMAGIC, and on March 3, 2020, AMAGIC disposed of 2,048 of such shares of Common Stock.

(iii) on March 13, 2020, AMAGIC Holographics, Inc. acquired 1,333,333 shares of BOXL Common Stock in exchange for its affiliate, Everest Display Inc. (“EDI”) forgiving $2,000,000 in debt owed by BOXL to EDI.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Boxlight, including but not limited to transfer or voting of any of its securities, finder’s fees, joint ventures, loan or opinion agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2020
Dated

/s/ Alex Kuo
Signature

Kuo, Wei-Wu, Chairman, K Laser Technology
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).